EXHIBIT 12.1

DICE HOLDINGS, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(In Thousands)
(Unaudited)

	Nine months ended September 30,		Twelve months ended December 31,
	2013		2012		2011		2010		2009		2008

Income from continuing operations	$22,106		$38,087		$34,100		$18,899		$13,491		$14,837
Income tax expense	12,730		18,751		19,389		8,819		7,890		9,573
Fixed charges	1,872		2,070		2,043		3,908		7,283		9,967
Earnings available for fixed charges	$36,708		$58,908		$55,532		$31,626		$28,664		$34,377

Fixed Charges:
Interest on long-term debt (including amortization of deferred financing costs)	$1,097		$1,314		$1,446		$3,376		$6,801		$9,552
Rentals representing interest and other	775		756		597		532		482		415
Total fixed charges	1,872		2,070		2,043		3,908		7,283		9,967

Ratio of earnings to fixed charges	19.61x		28.46x		27.19x		8.09x		3.94x		3.45x

Preferred stock dividends	$-		$-		$-		$-		$-		$-
Ratio of net income before income taxes to net income	1.5759		1.4923		1.5686		1.4666		1.5848		1.6452
Preferred stock dividend requirements before income tax	-		-		-		-		-		-
Fixed charges plus preferred stock dividends	$1,872		$2,070		$2,043		$3,908		$7,283		$9,967
Ratio of earnings to fixed charges and preferred stock dividends	19.61	x	28.46	x	27.19	x	8.09	x	3.94	x	3.45	x